Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2026 and 2025 (unaudited)
Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2026	2025
	Notes	$	$
Revenues	12	105,050	124,158
Cost of revenues	8	73,159	84,365
Gross margin		31,891	39,793

Operating expenses
Selling, general and administrative expenses	8	28,338	30,573
Business acquisition, integration and reorganization costs	9	761	2,047
Depreciation	8	628	1,065
Amortization of intangibles		3,139	4,955
Foreign exchange (gain) loss		(927)	1,166
		31,939	39,806
Operating loss		(48)	(13)
Net financial expenses	10	2,290	2,840
Share of loss of an associate		167	—
Loss before income taxes		(2,505)	(2,853)
Income tax recovery
Current		1,143	302
Deferred		(1,227)	(3,340)
		(84)	(3,038)
Net (loss) earnings		(2,421)	185

Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		669	(2,365)
		669	(2,365)
Comprehensive loss		(1,752)	(2,180)

Basic and diluted (loss) earnings per share	7	(0.03)	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2026	2026
	Notes	$	$
Assets
Current assets
Cash		13,214	12,833
Accounts receivable and other receivables	3	72,764	76,489
Unbilled revenues		33,428	32,077
Tax credits receivable		7,717	8,330
Prepaids		10,919	8,514
		138,042	138,243
Non-current assets
Tax credits receivable		7,888	13,963
Other assets		965	1,040
Property and equipment		3,656	3,660
Right-of-use assets		2,337	2,584
Intangibles		52,599	55,316
Deferred tax assets		5,398	5,274
Investment in an associate		2,334	2,501
Goodwill		161,250	159,377
		374,469	381,958

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		60,843	74,717
Deferred revenues		20,937	22,360
Current portion of lease liabilities		1,528	1,586
Current portion of long-term debt	4	8,320	8,478
Current portion of contingent consideration		3,250	3,185
		94,878	110,326
Non-current liabilities
Contingent consideration		2,759	2,704
Long-term debt	4	122,104	112,418
Lease liabilities		3,871	4,235
Deferred tax liabilities		8,499	9,584
		232,111	239,267
Shareholders' equity
Share capital	5	307,616	307,959
Deficit		(189,094)	(186,869)
Accumulated other comprehensive income		6,747	6,078
Contributed surplus		17,089	15,523
		142,358	142,691
		374,469	381,958

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended June 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2026		96,867,123	307,959	(186,869)	6,078	15,523	142,691
Net loss		—	—	(2,421)	—	—	(2,421)
Other comprehensive income		—	—	—	669	—	669
Total comprehensive loss		—	—	(2,421)	669	—	(1,752)
Share-based compensation	6	—	—	—	—	1,367	1,367
Share-based compensation granted on business acquisitions	6	—	—	—	—	199	199
Shares purchased for cancellation	5	(101,570)	(343)	196	—	—	(147)
Total distributions to, and contributions by, shareholders		(101,570)	(343)	196	—	1,566	1,419
Balance as at June 30, 2026		96,765,553	307,616	(189,094)	6,747	17,089	142,358

Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556
Net earnings		—	—	185	—	—	185
Other comprehensive loss		—	—	—	(2,365)	—	(2,365)
Total comprehensive loss		—	—	185	(2,365)	—	(2,180)
Share-based compensation		—	—	—	—	1,301	1,301
Share-based compensation granted on business acquisitions		—	—	—	—	743	743
Issuance of Multiple Voting Shares from exercise of stock options		52,632	178	—	—	(78)	100
Shares purchased for settlement of RSUs		(78,486)	(266)	71	—	—	(195)
Delivery of Subordinate Voting Shares upon settlement of RSUs		78,486	188	—	—	(248)	(60)
Change from equity-settled to cash-settled DSUs		—	—	—	—	(453)	(453)
Transfer upon forfeiture and cancellation of PSUs		—	—	709	—	(709)	—
Total contributions by shareholders		52,632	100	780	—	556	1,436
Balance as at June 30, 2025		99,357,732	316,785	(154,110)	5,633	15,504	183,812

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)		2026	2025
	Notes	$	$
Operating activities
Net (loss) earnings		(2,421)	185
Adjustments for:
Depreciation and amortization		3,767	6,020
Net financial expenses	10	2,290	2,840
Share-based compensation	6	1,566	2,044
Unrealized foreign exchange (gain) loss		(595)	776
Realized foreign exchange gain on repayment of long-term debt		(32)	(39)
Loss on disposal of assets and lease modification	8,9	—	245
Share of loss of an associate		167	—
Deferred taxes		(1,227)	(3,340)
		3,515	8,731
Changes in non-cash working capital items	11	(8,299)	(12,905)
Net cash used in operating activities		(4,784)	(4,174)

Investing activities
Additions to property and equipment		(322)	(412)
Additions to intangibles		(26)	(65)
Business acquisitions, net of cash acquired		—	(9,494)
Net cash used in investing activities		(348)	(9,971)

Financing activities
Advances on the Credit Facility, net of related transaction costs		17,677	28,385
Repayment of the Credit Facility		(4,408)	(6,400)
Repayment of balance of purchase price payable		(5,180)	—
Repayment of other long-term debt		(29)	(87)
Repayment of lease liabilities, including lease termination costs		(435)	(1,366)
Withholding taxes paid pursuant to the settlement of RSUs		—	(60)
Exercise of stock options		—	100
Shares purchased for settlement of RSUs		—	(195)
Shares purchased for cancellation	5	(147)	—
Financial expenses paid	10	(1,981)	(2,528)
Net cash from financing activities		5,497	17,849

Effect of exchange rate changes on cash		16	(576)
Net change in cash		381	3,128
Cash, beginning of period		12,833	15,956
Cash, end of period		13,214	19,084
Cash paid (included in cash flow used in operating activities)
Income taxes paid		493	946

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, Canada, H3B 1X8.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2026. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2026, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 12, 2026.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Liabilities for cash-settled share-based payment arrangements which are initially and subsequently measured at fair value.
Segmented Reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Company’s other segments. An entity shall disclose separately information about each operating segment or can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds to produce a reportable segment, into one reportable segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
As at April 1, 2026, as a result of the integration of recent business acquisitions and a business divestiture, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure and how management assesses performance of the business and allocates resources. Under the new structure, the Company has two reportable segments based on area of services: Enterprise Transformation and Industry Services and Solutions. Information for the comparative period has been restated to also present the new segment structure (note 12).
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2027
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 are effective for annual periods beginning on or after January 1, 2026. The adoption of these standards, at the beginning of this interim period, was applied prospectively, in accordance with the respective transition provisions. The adoption of these standards did not have an impact on the Company’s interim condensed consolidated financial statements for the period ended June 30, 2026.
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	June 30,	March 31,
	2026	2026
	$	$
Trade accounts receivable	68,885	72,594
Other receivables (a)	3,879	3,895
	72,764	76,489

(a) Other receivables include a note receivable from an associate for various working capital adjustments of $3,356,000 (March 31, 2026 - $3,277,000).
4. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	June 30,	March 31,
	2026	2026
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	100,902	86,262
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $5,175,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 on December 1, 2026 and $1,725,000 on December 1, 2027	4,888	4,795
Balance of purchase price payable with a nominal value of US$3,760,000 ($5,343,000) (March 31, 2026 - US$7,520,000 ($10,475,000)), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,343,000), maturing on May 31, 2027	4,979	9,959
Other debt	—	29
Unamortized transaction costs (net of accumulated amortization of $383,000 (March 31, 2026 - $325,000))	(345)	(149)
	130,424	120,896
Current portion of long-term debt	8,320	8,478
	122,104	112,418

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions and at the lenders’ discretion, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As at June 30, 2026, the weighted average effective interest rate was 5.65% (March 31, 2026 - 5.53%). As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits.
The Credit Facility matures on April 1, 2029 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LONG-TERM DEBT (CONT’D)
As at June 30, 2026, the amount outstanding under the Credit Facility includes $54,002,000 (March 31, 2026 - $47,362,000) payable in U.S. dollars (US$38,000,000; March 31, 2026 - US$34,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,842,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at June 30, 2026.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. The loans bear variable interest at the Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios. As at June 30, 2026, the effective interest rate was 7.66% (March 31, 2026 - 7.66%).
(a)(b) Under the terms of the Credit Facility and the subordinated unsecured loans, the Company is required to maintain certain financial covenants which are measured on a quarterly basis. The Company was in compliance with all of its financial covenants as at June 30, 2026 and March 31, 2026.
5. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2026	89,540,243	302,957	7,326,880	5,002
Shares purchased for cancellation	(101,570)	(343)	—	—
Ending balance as at June 30, 2026 (a)	89,438,673	302,614	7,326,880	5,002

(a) Includes 1,149,702 Subordinate Voting Shares issued as part of the acquisition of XRM Vision Inc. and all of its affiliates (“the XRM Acquisition”) subject to forfeitures which are not considered as outstanding as per IFRS.
During the three months ended June 30, 2026, the following transaction occurred:
•101,570 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $147,000 and a carrying value of $343,000. The excess of the carrying value over the purchase price was recorded as a reduction to deficit.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. SHARE-BASED COMPENSATION
Stock options
The following table presents information concerning outstanding stock options for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2026	2,980,892	3.37
Forfeited	(3,750)	3.25
Expired	(36,500)	3.40
Outstanding and exercisable as at June 30, 2026 (a)	2,940,642	3.37

(a) Includes 200,000 stock options available to purchase Class B multiple voting shares (the “Multiple Voting Shares”) at a weighted average exercise price of $3.38 with a weighted average exercise period of 0.44 year as at June 30, 2026.
Deferred Share Units (“DSUs”)
As at June 30, 2026, there are 1,762,817 DSUs outstanding, of which 1,318,292 DSUs were issued under the long-term incentive plan (“LTIP”) and 444,525 DSUs were issued under the share unit plan (“SUP”).
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2026	3,158,953
Forfeited	(36,681)
Ending balance as at June 30, 2026	3,122,272

As at June 30, 2026, all 3,122,272 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2026	3,794,443
Forfeited	(47,565)
Ending balance as at June 30, 2026	3,746,878

As at June 30, 2026, included in the 3,746,878 PSUs are 2,328,000 PSUs issued under the LTIP and 1,418,878 PSUs issued under the SUP.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. SHARE-BASED COMPENSATION (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended June 30,
	2026	2025
	$	$
Stock options	13	58
Share purchase plan – employer contribution	303	328
Share-based compensation granted on business acquisitions	199	743
DSUs	—	213
RSUs	782	554
PSUs	572	476
	1,869	2,372

7. (LOSS) EARNINGS PER SHARE

	For the three months ended June 30,
	2026	2025
	$	$
Net (loss) earnings	(2,421)	185

Weighted average number of Shares outstanding - basic and diluted (a) (b)	95,648,219	97,582,860
Basic and diluted (loss) earnings per share	(0.03)	—

(a) “Shares” include the Subordinate Voting Shares and Multiple Voting Shares.
(b) The weighted average number of basic Shares calculation for the three months ended June 30, 2026 excludes 1,149,702 (2025 - 1,724,553) Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the three months ended June 30, 2026, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in note 6 granted under the LTIP, and the Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
For the three months ended June 30, 2025, the basic and diluted earnings per share are the same as the inclusion of the instruments listed above had no impact on the result.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. ADDITIONAL INFORMATION ON CONSOLIDATED (LOSS) EARNINGS
The following table provides additional information on the consolidated (loss) earnings:

	For the three months ended June 30,
	2026	2025
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	95,175	107,561
Tax credits (a)	(1,058)	(1,481)
Licenses and telecommunications	2,632	3,307
Professional fees	1,837	2,604
Other expenses	2,911	2,910
Loss on disposal of assets and lease modification	—	37
Depreciation of property and equipment	369	460
Depreciation of right-of-use assets	259	605
	102,125	116,003
Expenses by Function
Cost of revenues	73,159	84,365
Selling, general and administrative expenses	28,338	30,573
Depreciation	628	1,065
	102,125	116,003

(a) Tax credits are included in cost of revenues.
9. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended June 30,
	2026	2025
	$	$
Acquisition costs (a)	382	901
Integration costs (b)	369	723
Reorganization costs, including divestiture costs	10	423
	761	2,047

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions.
(b) For the three months ended June 30, 2026, integration costs consisted mainly of professional fees incurred in relation to integration and transition costs related to system integrations (2025 - mainly of loss on terminated lease previously acquired as part of business combinations, transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended June 30,
	2026	2025
	$	$
Interest on long-term debt	1,705	2,116
Interest on lease liabilities	64	97
Amortization of finance costs	58	57
Interest accretion on balances of purchase price payable	251	255
Financing fees	257	383
Interest income	(45)	(68)
	2,290	2,840

11. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended June 30,
	2026	2025
	$	$
Accounts receivable and other receivables	4,404	11,464
Unbilled revenues	(963)	(7,973)
Tax credits receivable	6,702	(1,221)
Prepaids	(2,278)	336
Other assets	74	70
Accounts payable and accrued liabilities	(14,571)	(9,060)
Deferred revenues	(1,667)	(6,521)
	(8,299)	(12,905)

During the three months ended June 30, 2026, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of nil (2025 - $79,000).
12. SEGMENT INFORMATION
During the first quarter ended June 30, 2026, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure. The new structure includes two reportable segments based on two primary areas of service: Enterprise Transformation and Industry Services and Solutions. Operating segments that have met the aggregation criteria have been combined into the two reportable segments.
Enterprise Transformation helps organizations modernize core business systems and adopt AI technologies across the enterprise. Alithya delivers consulting, solution design, implementation, integration, and managed services across leading AI, cloud, and enterprise platforms, including Microsoft, Oracle, and Salesforce. Our expertise spans Enterprise Resource Planning (ERP), Enterprise Performance Management (EPM), Customer Relationship Management (CRM), Human Capital Management (HCM), and Supply Chain Management (SCM), helping clients optimize operations, automate processes, improve decision-making, and support technology adoption and business transformation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. SEGMENT INFORMATION (CONT’D)
Industry Services and Solutions helps organizations address industry-specific business challenges and achieve broader business transformation through AI, cloud, and digital innovation. Combining sector expertise with strategic consulting, advisory services, business enablement, and hyperscaler cloud migration services across AWS and Microsoft Azure, Alithya guides clients from strategy and planning through implementation, organizational change, and sustained value realization. The emphasis is not on a specific technology platform, but on delivering measurable business outcomes, improving performance, and helping organizations adapt and compete in a rapidly changing market.
Comparatives include a third segment which includes the results of U.S.-based Datum Consulting Group, LLC and its International affiliates (“Datum”), as those companies have been sold as of March 31, 2026.
The Company's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization, foreign exchange (gain) loss and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The accounting policies of each reportable segment are the same as described in Note 2. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.
The following tables present the Company's operations based on reportable segments:

	For the three months ended June 30, 2026
	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	62,559	42,491	—	105,050

Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	49,777	37,686	—	87,463
Tax credits	(269)	(789)	—	(1,058)
Licenses and telecommunications	1,048	1,059	—	2,107
Other expenses	1,824	1,163	—	2,987
	52,380	39,119	—	91,499
Operating income by segment	10,179	3,372	—	13,551
Head office general and administrative expenses				9,998
Business acquisition, integration and reorganization costs				761
Foreign exchange gain				(927)
Operating income before depreciation and amortization				3,719
Depreciation and amortization				3,767
Operating loss				(48)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. SEGMENT INFORMATION (CONT’D)

	For the three months ended June 30, 2025
	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	65,778	54,188	4,192	124,158

Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	48,824	47,962	2,769	99,555
Tax credits	(247)	(1,234)	—	(1,481)
Licenses and telecommunications	966	1,069	792	2,827
Other expenses	1,471	1,200	274	2,945
	51,014	48,997	3,835	103,846
Operating income by segment	14,764	5,191	357	20,312
Head office general and administrative expenses				11,092
Business acquisition, integration and reorganization costs (a)				2,047
Foreign exchange loss				1,166
Operating income before depreciation and amortization				6,007
Depreciation and amortization				6,020
Operating loss				(13)

(a) The reorganization costs included in Business acquisition, integration and reorganization costs relate to the Industry Services and Solutions segment.
Information about revenues
An analysis of the Company’s revenues from customers for each major contract category is as follows:

	For the three months ended June 30,
	2026	2025
	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	67,143	86,073
Enterprise transformation services - fixed-fee arrangements	21,803	17,993
Business enablement services - Support revenues	12,870	14,257
Business enablement services - Other	3,234	5,835
	105,050	124,158

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. SEGMENT INFORMATION (CONT’D)
Revenues by geographic location
The following table presents total external revenues by geographic location of customers:

	For the three months ended June 30,
	2026	2025
	$	$
U.S.	52,450	59,486
Canada	46,001	59,607
International	6,599	5,065
	105,050	124,158

Major customer
During the three months ended June 30, 2026 and 2025, no customer generated more than 10% of total revenues.
As at June 30, 2026, accounts receivable and other receivables and unbilled revenues from one Canadian customer amounted to $12,485,000 or 12% (March 31, 2026 - One Canadian customer represented $12,105,000 or 11%).
13. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both June 30, 2026 and March 31, 2026, the Company has determined that the fair value of the Credit Facility, the subordinated unsecured loans and the balances of purchase price payable are not significantly different than their carrying amount.
The contingent consideration related to the acquisition of eVerge Interests, Inc. and its subsidiaries, is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The potential earn-out payout is $6,679,000 (US$4,700,000) and is payable in two installments (50% within 90 days of May 31, 2026 and 50% on May 31, 2027). The potential impact on the results can be an increase of $6,009,000 (US$4,228,000) or a decrease of $670,000 (US$472,000) in earnings.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2026 and 2025	| 16